DC

Act: 1933
Section:
Rule: 414
Public Availability: 6/29/2006

06040899

June 29, 2006

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Southwestern Energy Company
Incoming letter dated June 29, 2006

Based on the facts presented, the Division's views are set forth below. Capitalized terms have the same meanings defined in your letter.

- After the consummation of the Reincorporation, SWN Delaware will be a "successor issuer" within the meaning of Rule 414 under the Securities Act of 1933 and may file post-effective amendments to SWN Arkansas's Registration Statements in the manner described in your letter.

- After the consummation of the Reincorporation, SWN Delaware may take into account SWN Arkansas's reporting history under the Securities Exchange Act of 1934 in determining its eligibility to use Form S-3 and to furnish information on Form S-4 in the manner permitted for issuers eligible to use Form S-3.

- Without taking a position as to whether the Reincorporation may be completed without registration under the Securities Act, and solely in reliance on your opinion of counsel that the exception to Securities Act registration provided by Rule 145(a)(2) is available for the Reincorporation:

  - SWN Delaware Common Stock distributed in the Reincorporation will not be "restricted securities" with the meaning of Rule 144(a)(3) solely as a result of the Reincorporation; and

  - Persons who receive SWN Delaware Common Stock in the Reincorporation may take into account the periods during which they held SWN Arkansas Common Stock in order to calculate their holding periods under Rule 144(d) for SWN Delaware Common Stock.

- After consummation of the Reincorporation, SWN Arkansas's Exchange Act reporting history may be taken into account in determining whether SWN Delaware satisfies Rule 144(c)(1).

- After consummation of the Reincorporation, the Delaware Common Stock will be deemed registered under the Exchange Act by operation of Rule 12g-3(a).

- After consummation of the Reincorporation, SWN Delaware will succeed to the Commission file number currently used by SWN Arkansas.

These positions are based on the representations made to the Division in your letter. Any different facts or conditions might require different conclusions.

Sincerely,

Jason Wynn
Attorney-Advisor

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 29, 2006

Mail Stop 3010

Trecia M. Canty, Senior Attorney
Southwestern Energy Company
2350 N. Sam Houston Parkway East, Suite 300
Houston, Texas 77032

Re: Southwestern Energy Company

Dear Ms. Canty:

In regard to your letter of June 29, 2006, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

David Lynn
Chief Counsel

Southwestern Energy Company

2350 N. Sam Houston Parkway East
Suite 300
Houston, Texas 77032
(281) 618-4859 FAX: (281) 618-4820
tcanty@swn.com

Trecia M. Canty
Senior Attorney

June 29, 2006

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549
Attention: Jonathan Ingram and Andrew Brady

Re: Reincorporation of Southwestern Energy Company from Arkansas to Delaware: Securities Act of 1933: Rules 144 and 414; and Forms S-3 and S-4; Securities Exchange Act of 1934: Section 12(b) and Rule 12g-3

Ladies and Gentlemen:

I am acting as counsel to Southwestern Energy Company, an Arkansas corporation ("*SWN Arkansas*" or the "*Company*"), in connection with the proposed reincorporation of SWN Arkansas in the State of Delaware (the "*Reincorporation*"). To effect the Reincorporation, SWN Arkansas intends to merge with and into a newly created wholly owned subsidiary ("*SWN Delaware*"), to be formed in Delaware for the sole purpose of effecting the Reincorporation. This merger (the "*Reincorporation Merger*") will be completed pursuant to an Agreement and Plan of Merger (the "*Merger Agreement*") and will result in SWN Delaware as the surviving publicly traded corporation. In connection with the Reincorporation, the Company will become subject to a new certificate of incorporation and bylaws which will have certain differences from the Company's present articles of incorporation and bylaws. As a result of the Reincorporation, each outstanding share of Common Stock, par value of $0.10, of SWN Arkansas (together with the associated purchase rights described below (the "*Arkansas Rights*"), the "*Arkansas Common Stock*") will automatically be converted into a share of Common Stock, par value of $0.01, of SWN Delaware (together with the associated purchase rights described below (the "*Delaware Rights*"), the "*Delaware Common Stock*"). It is currently expected that the Reincorporation Merger will be effected on or about June 30, 2006.

In connection with the Reincorporation, I hereby respectfully request that the Staff of the Division of Corporation Finance (the "*Staff*") of the Securities and Exchange Commission (the "*Commission*") confirm that:

1. (a) For purposes of Rule 144(a)(3) under the Securities Act of 1933, as amended (the "*Securities Act*"), the Delaware Common Stock to be issued in the Reincorporation Merger will not constitute "restricted securities" solely as a result of the Reincorporation, (b) with respect to currently existing "restricted securities" of the Company and for purposes of determining compliance with the current public information requirements of Rule 144(c)(1) under the Securities Act, SWN Delaware may take into account the reporting history of SWN Arkansas and (c) current holders of any "restricted securities" of SWN Arkansas, including affiliates of SWN Arkansas, will be permitted to "tack" the holding period of their Arkansas Common Stock to that of their Delaware Common Stock for purposes of determining their holding period under Rule 144(d) under the Securities Act and the Reincorporation will not impact the holding period calculations of such holders for purposes of sales pursuant to Rule 144.

2. SWN Delaware will be considered a "successor issuer" of SWN Arkansas for purposes of Rule 414(d) under the Securities Act, and may file post-effective amendments to the Registration Statements (as hereinafter defined), to permit SWN Delaware to continue the offerings registered thereby.

3. After the effective time of the Reincorporation Merger (the "*Effective Time*"), SWN Delaware may take into account the reporting history of SWN Arkansas in determining whether SWN Delaware meets the eligibility requirements for the use of registration statements on Form S-3 under the Securities Act and in determining whether SWN Delaware may provide information in a Form S-4 under the Securities Act in a manner permitted for a company that is eligible to use Form S-3, as contemplated by General Instruction B.1.a. of Form S-4.

4. The Reincorporation constitutes a "succession" for purposes of Rule 12g-3(a) under the Securities Exchange Act of 1934, as amended (the "*Exchange Act*") and the shares of Delaware Common Stock (and associated Delaware Rights) issued in exchange for the shares of Arkansas Common Stock (and the associated Arkansas Rights) registered under Section 12(b) of the Exchange Act will be deemed to be registered under the Exchange Act pursuant to Rule 12g-3(a).

5. After the Effective Time, SWN Delaware will succeed to the Commission File Number currently used by SWN Arkansas and SWN Delaware may file its periodic reports using the file number now used by SWN Arkansas.

I. Background

The Company is a growing integrated energy company primarily focused on the exploration for and production of natural gas. The Company was organized under the laws of Arkansas over 75 years ago and originally operated as a local gas distribution company. The Company conducts its primary activities through various wholly-owned subsidiaries. It is a corporation formed under the Arkansas Business Corporation Act of 1987 (as amended, the "*ABCA*") and is governed by the laws of the State of Arkansas.

SWN Arkansas has an authorized capital of 230,000,000 shares, which consists of (i) 220,000,000 shares of Arkansas Common Stock, of which 168,452,336 shares were issued and outstanding as of March 31, 2006, including 815,859 shares held in treasury and (ii) 10,000,000 shares of preferred stock, $0.01 par value per share, all of which are undesignated as to series, rights, preferences, privileges, or restrictions and none of which are issued and outstanding. As of March 31, 2006, all of the issued and outstanding shares of Arkansas Common Stock were held by 2,148 holders of record. As of March 31, 2006, SWN Arkansas had the following debt securities issued and outstanding: (1) $60 million of 7.625% Medium-Term Notes due 2027; (ii) $25 million of 7.125% Fixed Rate Notes due October 10, 2017; and (iii) $15 million of 7.35% Fixed Rate Notes due October 2, 2017 (collectively, the "*Debt Securities*"). At the time of issuance, the Debt Securities were registered under an effective Registration Statement on Form S-3 (File No. 33-63895) (the "*1995 Form S-3*").

Pursuant to Rule 429 under the Securities Act, the 1995 Form S-3 was amended by a subsequent Registration Statement (File No. 333-101658) (the "*2002 Form S-3*"), which constituted Post-Effective Amendment No. 1 to the 1995 Form S-3 and pursuant to which the total amount of unsold securities under the 1995 Form S-3 were included in the securities registered under the 2002 Form S-3. The 2002 Form S-3 was subsequently amended by Registration Statement (File No. 333-126884) (the "*2005 Form S-3*"), which constituted Post-Effective Amendment No. 1 to the 2002 Form S-3 and pursuant to which the total amount of unsold securities under the 2002 Form S-3 were included in the securities registered under the 2005 Form S-3. The 2005 Form S-3 is currently effective and there is approximately $200,000 of securities remaining to be sold thereunder.

SWN Arkansas is subject to the periodic reporting requirements of the Exchange Act, files periodic reports with the Commission, and is current with respect to all such reporting obligations.

As a result of the Reincorporation Merger, the Arkansas Common Stock will cease to be listed on the New York Stock Exchange, Inc. (the "*NYSE*") and the Delaware Common Stock will be listed on the NYSE.

II. The Reincorporation

The business purpose of the Reincorporation is to allow SWN Arkansas to avail itself of Delaware corporate law. Delaware is a recognized leader in adopting and implementing comprehensive, flexible corporate laws responsive to the legal and business needs of corporations organized under its laws. The Delaware General Corporation Law (the "*DGCL*") is an enabling statute that is frequently revised and updated to accommodate changing business needs. Delaware courts have developed considerable expertise in dealing with corporate legal issues and produced a substantial body of case law construing Delaware corporate laws, with multiple cases concerning areas that no Arkansas court has considered. The abundance of case law in Delaware enhances the relative clarity and predictability in many areas of Delaware corporate law, which could offer added advantages to the Company by allowing its board of directors and management to make corporate decisions and take corporate actions with greater assurance as to the validity and consequences of those decisions and actions.

After the Reincorporation, the holders of the Arkansas Common Stock will be the holders of the Delaware Common Stock. The Reincorporation will not result in any change in the economic or beneficial ownership interests of SWN Arkansas' shareholders. The Reincorporation also will not result in any change in the name, corporate form, basic organizational or capital structure, business, management, fiscal year, assets, liabilities, or location of the principal facilities of SWN Arkansas. The directors of SWN Arkansas will become directors of SWN Delaware. All employee benefit and stock option plans of SWN Arkansas will be continued by SWN Delaware, and each option or right issued pursuant to such plans will automatically be converted into an option or right to purchase the same number and same type of shares of SWN Delaware Common Stock, at the same price per share, upon the same terms, and subject to the same conditions, as set forth in such plans. Pursuant to the Reincorporation Merger, SWN Delaware will assume all of SWN Arkansas's obligations under its outstanding indebtedness, including the Debt Securities.

SWN Arkansas also has a shareholders rights plan (the "*Rights Plan*") pursuant to which it distributed the Arkansas Rights to its shareholders. The Arkansas Rights were issued pursuant to a Rights Agreement entered into between SWN Arkansas and First Chicago National Bank, N.A., as a rights agent (as amended and restated, the "*Rights Agreement*"). The Arkansas Rights are attached to the Arkansas Common Stock and are not exercisable or transferable apart from shares of Arkansas Common Stock, unless and until certain events occur. Upon certain events relating to the acquisition of beneficial ownership of SWN Arkansas' outstanding common stock by a third party, or a change in control of SWN Arkansas, the Arkansas Rights entitle the holders thereof to acquire shares of Arkansas Common Stock at a significant discount. In the Reincorporation Merger, the Rights Plan will be maintained and assumed by SWN Delaware, and the Arkansas Rights will be converted into the Delaware Rights. The Rights Agreement will be amended and restated to reflect the Reincorporation, and its terms will relate to the Delaware Rights attached to the shares of Delaware Common Stock.

SWN Arkansas initially considered the possibility of reincorporating in the third quarter of 2005 in connection with an evaluation of alternatives for streamlining its overall corporate structure and businesses. At such time, management undertook a review of the advantages and disadvantages of changing the state of incorporation from Arkansas to Delaware and made a presentation to the Company's Board of Directors on October 24, 2005, with respect to the findings of the review. On December 8, 2005, management made an additional presentation regarding reincorporation to Delaware, reviewing further the advantages and disadvantages of reincorporating in Delaware, the mechanics of reincorporating and possible changes to the organizational documents associated with a reincorporation. Based on that review, the Board of Directors unanimously determined that the reincorporation was in the best interest of the Company and approved a resolution to move forward with the reincorporation process subject to further Board approval of the proposal to be submitted for shareholder consideration. On February 24, 2006, the Board of Directors approved the submission of the plan to reincorporate for shareholder approval at the annual meeting of shareholders held on May 25, 2006 (the "*Annual Meeting*"). Proxies were solicited by SWN Arkansas for the Annual Meeting in accordance with Regulation 14A under the Exchange Act and, at the Annual Meeting, the Reincorporation and the proposal to increase the number of authorized shares of Delaware Common Stock, which was conditioned upon the approval of the Reincorporation, were approved by holders of 50.95% and 65.17% of the outstanding Arkansas Common Stock, respectively.

Because of differences between the ABCA and the DGCL, as well as differences between the Company's charter and bylaws before and after the Reincorporation, the Reincorporation will effect some changes in the rights of the Company's shareholders. Summarized below are the most significant differences between the rights of the shareholders of the Company before and after the reincorporation, as a result of the differences among the ABCA and the DGCL, and the Articles of Incorporation (the "*Arkansas Articles*") and the Bylaws (the "*Arkansas Bylaws*") of the Company and the Certificate of Incorporation ("*Delaware Certificate*") and Bylaws (the "*Delaware Bylaws*") of SWN Delaware. These changes were disclosed in the definitive proxy statement for the Annual Meeting.

A. *Arkansas Constitutional Provisions Requiring Shareholder Approval of Certain Actions*. Article 12, Section 8 of the Arkansas Constitution provides that the stock and bonded indebtedness of a corporation shall not be increased without the consent of the persons holding the larger amount in value of stock, which consent must be obtained at a meeting where notice of such meeting has been provided not less than 60 days in advance of such meeting. The Delaware Constitution does not have an analogous provision.

B. *Shareholder Approval of Certain Business Combinations*. Under Section 203 of the DGCL, a Delaware corporation is generally prohibited from engaging in a "business combination" with an "interested stockholder" for three years following the date that such person or entity becomes an interested stockholder. Arkansas law does not impose any restrictions or prohibitions on "business combinations" with shareholders and does not provide protection to stockholders against coercive two-tiered bids for a corporation in which the stockholders are not treated equally.

C. *Capitalization.* The Arkansas Articles currently authorize the Company to issue up to 220,000,000 shares of common stock, par value $0.10 per share, and 10,000,000 shares of preferred stock, $0.01 par value per share. The Delaware Certificate provides that the Company will have 540,000,000 authorized shares of common stock, $0.01 par value per share, and 10,000,000 shares of preferred stock, $0.01 par value per share.

D. *Cumulative Voting.* Under Arkansas law, shareholders of the corporation have the right to cumulative voting unless the corporation opts out of cumulative voting. Shareholders of the Company currently have the right to cumulative voting. Under Delaware law, cumulative voting in the election of directors is not permitted unless specifically provided for in a company's charter or bylaws. The Delaware Certificate will not provide for cumulative voting.

E. *Shareholder Action by Written Consent.* Under Arkansas and Delaware law, shareholders are permitted to act by written consent in lieu of a shareholder meeting. The Arkansas Bylaws currently permit shareholders to take action by written consent, provided that the consent is signed by the minimum number of shareholders necessary to authorize such action at a meeting where all shares entitled to vote thereon were present and voted. However, under Arkansas law, if the shareholder action is on a proposal to increase the capital stock or bonded indebtedness of a corporation, such action may only be taken by written consent without a meeting upon the unanimous consent of all shareholders of the corporation. Under Delaware law, unless otherwise provided in the certificate of incorporation, any action required to be taken or that may be taken at any annual or special meeting of shareholders may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action taken, is signed by holders of outstanding stock having not less than the minimum number of votes that would be necessary to take such action at a meeting at which all shares entitled to vote thereon were present and voted. The Delaware Certificate will provide shareholders with the same right to act by written consent as provided under Arkansas law. Under the Delaware Certificate, shareholders will be permitted to act by written consent in lieu of a meeting if the consent is signed by the number of shareholders necessary to authorize such action at a meeting where all shares entitled to vote thereon were present and vote; provided, however, that if the proposed shareholder action would have the effect of increasing SWN Delaware's capital stock or indebtedness, such action may only be taken by written consent without a meeting upon the unanimous consent of all of SWN Delaware's shareholders.

F. *Special Meetings of Shareholders.* Under Arkansas law, a Special Meeting of shareholders may only be called by the board of directors, holders of shares entitled to cast not less than ten percent (10%) of the votes at such meeting and such additional persons as are authorized by the articles of incorporation or the bylaws. SWN

Arkansas' bylaws authorize its Board, Chairman of the Board, President and Secretary to call special meetings of shareholders. Under Delaware law, a Special Meeting of shareholders may be called by the board of directors or any other person authorized to do so in the certificate of incorporation or the bylaws. The Delaware Certificate and the Delaware Bylaws authorize the Board, the Chairman of the Board, the President, the Secretary and holders of twenty-five percent (25%) or more of the voting shares of SWN Delaware to call a Special Meeting of shareholders.

G. *Size of the Board of Directors*. The Arkansas Articles state that the number of directors may not be less than three and the Arkansas Bylaws establish a range of six to eight for the number of directors and authorize the Board to fix the exact number of directors within the range by resolution or unanimous written consent. Changes in the size of the board of directors of more than thirty percent (30%) above or below such set limits can only be adopted with the approval of holders of a majority of the outstanding voting stock of the Company under Arkansas law. The Delaware Certificate provides that the number of directors may not be less than three and the Delaware Bylaws establish a range of six to ten for the number of directors and authorize the Board to fix the exact number of directors within the range by resolution or unanimous written consent, respectively. The Delaware Bylaws further provide that changes in the size of the board of more that thirty percent (30%) above or below these limits can only be adopted with the approval of the holders of a majority of the outstanding voting stock.

H. *Filling Vacancies on the Board of Directors*. Under Arkansas law, any vacancy on the Board, including newly created directorships, may be filled by the shareholders or the Board. If the number of directors is less than a quorum, a vacancy may be filled by a majority of directors then in office, even if less than a quorum. A vacancy created by removal of a director elected by a voting group of shareholders, if it is filled by shareholders, must be filled by shareholders of that voting group. Under Delaware law, vacancies and newly created directorships may be filled by a majority of directors then in office, even if less than a quorum, or by a sole remaining director, unless otherwise provided for in a corporation's certificate of incorporation or bylaws (or unless the certificate of incorporation directs that a particular class of stock is to elect such director(s), in which case a majority of the directors elected by such class, or a sole remaining director so elected, shall fill such vacancy or newly created directorship). The Delaware Bylaws provide that any vacancy on the Board of Directors that results from an increase in the number of directors may be filled by a majority of the Board of Directors then in office, provided that a quorum is present, and any other vacancy occurring on the Board of Directors may be filled by a majority of the Board of Directors then in office, even if less than a quorum, or by a sole remaining director.

I. *Classified Board of Directors*. Delaware law permits a corporation to establish a classified board of directors, pursuant to which the directors can be divided into as many as three classes with staggered three-year terms of office, with only one class of directors standing for election each year. Under Arkansas law, if a corporation has nine or more directors, the articles of incorporation may provide for a staggered board of directors with as many as three classes with staggered three-year terms of office and with only one class of directors standing for election each year. Neither the Arkansas Articles nor the Delaware Certificate provide for a classified board.

J. *Removal of Directors.* Under Delaware law, any director or the entire board of directors of a corporation that does not have a classified board of directors or cumulative voting may be removed with or without cause with the approval of at least a majority of the outstanding shares entitled to vote at an election of directors. The Delaware Certificate and the Delaware Bylaws do not provide for a classified board or cumulative voting. Therefore, except as otherwise required by applicable law and subject to the rights, if any, of the holders of shares of preferred stock then outstanding, any or all of SWN Delaware's directors can be removed, with or without cause, by the affirmative vote of the holders of at least a majority in voting power of the issued and outstanding capital stock of SWN Delaware entitled to vote in the election of directors. Under Arkansas law, any director may be removed, with or without cause, if the votes cast in favor of removal exceed the votes cast against removal; provided, however, if cumulative voting is authorized, a director may not be removed if the number of votes cast against removal would be sufficient to elect him or her. The Company currently has cumulative voting, which could adversely affect the ability of shareholders to remove a director.

K. *Limitation of Liability.* Arkansas law and Delaware law both permit a corporation to adopt a charter provision eliminating or limiting, with exceptions, the monetary liability of a director to the corporation or its shareholders for breach of the director's duty. The Delaware Certificate eliminates the liability of directors to the corporation or its stockholders for monetary damages for breach of fiduciary duty as directors to the fullest extent permitted by Delaware law, as that law exists currently and as it may be amended in the future. Under Delaware law, such a provision may not eliminate or limit a director's monetary liability for: (i) breaches of the director's duty of loyalty to the corporation or its stockholders; (ii) acts or omissions not in good faith or involving intentional misconduct or knowing violations of law; (iii) the payment of unlawful dividends or stock repurchases or redemptions; or (iv) transactions in which the director received an improper personal benefit. The Delaware Certificate does not eliminate or limit a director's liability for violations of federal law (such as the federal securities laws) and certain state laws (including state securities laws), or affect the availability of non-monetary remedies such as injunctive relief or rescission. Arkansas law permits Arkansas corporations to include, in their charters, a provision eliminating or limiting the monetary liability of the corporation's directors to the corporation or its shareholders for breaches of their duties as directors, subject to exceptions that are substantially similar but not identical to the exceptions specified by Delaware law. The Arkansas Articles presently include a comparable provision under Arkansas law.

L. *Indemnification.* The charter documents of SWN Arkansas and SWN Delaware provide for indemnification of directors and officers and advancement of expenses to the fullest extent permitted by law and there are no material differences between Arkansas and Delaware law with respect to the indemnification of directors and officers. SWN Arkansas has indemnification agreements with its officers and directors indemnifying them to the fullest extent not prohibited under Arkansas law, and SWN Delaware will assume SWN Arkansas' obligations under those agreements and will amend the agreements to indemnify the directors and officers to the fullest extent permitted under the DGCL.

M. *Inspection of Shareholder List and Books and Records.* Arkansas law provides a shareholder and his, her or its agent or attorney, upon compliance with certain procedures, with a right to inspect and copy the corporation's shareholder list and inspect various books and records of the corporation. Arkansas law permits any shareholder, on at least five business days advance written demand to the corporation, to inspect (i) the articles of incorporation and bylaws of the corporation and all amendments thereto that are in effect, (ii) board resolutions of the corporation relating to the creation of any class of shares that are still outstanding, (iii) minutes of shareholder meetings, records of actions taken by shareholders without a meeting and all written communications to shareholders, including financial statements, for the past three years, (iv) the names and addresses of the current directors and officers and (v) the most recent annual franchise tax report delivered to the Arkansas Secretary of State. In addition, a shareholder satisfying specified conditions is entitled to inspect (i) excerpts of minutes of any meeting of the board of directors and records of any actions of any committee of the board of directors and of actions taken by the board of directors without a meeting, (ii) accounting records, and (iii) the record of shareholders, in each case to the extent directly connected to the purpose of such inspection. Delaware law also permits any stockholder of record, upon compliance with procedures specified in the DGCL, to inspect a list of stockholders entitled to vote at a meeting and the corporation's other books and records for any proper purpose reasonably related to such person's interest as a stockholder. However, Delaware law contains no provision comparable to the other specific rights of inspection provided by Arkansas to shareholders.

N. *Dividends and Repurchases of Shares.* Delaware law permits a corporation to declare and pay dividends out of surplus or, if there is no surplus, out of net profits for the fiscal year in which the dividend is declared and/or for the preceding fiscal year as long as the amount of capital of the corporation following the declaration and payment of the dividend is not less than the aggregate amount of the capital represented by the issued and outstanding shares of all classes having a preference upon the distribution of assets. In addition, Delaware law generally provides that a corporation may redeem or repurchase its shares only if the capital of the corporation is not impaired and such redemption or repurchase would not impair the capital of the corporation. Under Arkansas law, a corporation may not make any distribution to its shareholders if, after giving effect to the distribution: (i) the corporation would not be able to pay its debts as they become due in the usual course of business or (ii) the corporation's total assets would be less than the sum of its total liabilities plus (unless the articles of incorporation permit otherwise) the amount that would be needed, if the corporation were to be dissolved at the time of distribution, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution.

O. *Shareholder Voting on Amendment of Charter Documents and Bylaw Amendments.* Under Arkansas and Delaware law, the provisions of a corporation's charter document may be amended by the affirmative vote of the holders of a simple majority of the outstanding shares entitled to vote on such an amendment. Both the Arkansas Bylaws and the Delaware Bylaws allow the stockholders or the Board to adopt, amend, alter or repeal the bylaws by such a vote.

P. *Shareholder Voting on Statutory Mergers.* Both Arkansas and Delaware law generally require that the holders of a majority of the shares of the constituent corporations in a statutory merger approve the merger. However, Delaware law does not require a vote of stockholders of the surviving corporation in a merger in certain circumstances where the existing certificate of incorporation is not being changed and the outstanding shares immediately before the effective date of the merger are not affected. Arkansas law contains a similar but not identical exception to its voting requirements for mergers in which the existing certificate of incorporation is not being changed and the outstanding shares immediately before the effective date of the merger are not affected.

Q. Appraisal Rights. Under both Arkansas and Delaware law, a shareholder of a corporation participating in certain major corporate transactions may, under varying circumstances, be entitled to appraisal rights, pursuant to which such shareholder may receive cash in the amount of the fair market value of his, her or its shares in lieu of the consideration he, she or it would otherwise receive in the transaction. However, under Arkansas law, the appraisal rights are far more expansive and a shareholder has a right of appraisal with respect in a greater number of corporate events, including certain amendments of the articles of incorporation that materially and adversely affects rights of a holder of shares.

R. *Dissolution.* Under Delaware law, unless the board of directors approves a proposal to dissolve, dissolution must be unanimously approved by all the stockholders entitled to vote thereon. Only if the dissolution is initially approved by the board of directors may the dissolution be approved by a simple majority of the outstanding shares of the corporation's stock entitled to vote. In the event of such a board-initiated dissolution, Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority (greater than a simple majority) voting requirement in connection with dissolutions. The Delaware Certificate contains no such supermajority voting requirement. Under Arkansas law, in order for a corporation to dissolve (i) the corporation's board of directors must recommend such dissolution (which recommendation may be conditioned on any basis) to the shareholders and (ii) shareholders representing a majority (or such other greater vote required by the articles of incorporation or the directors as a condition to the dissolution proposal) of all votes entitled to be cast must approve such dissolution; provided that no recommendation is required if the board determines that because of a conflict of interest or other special circumstances it should make no recommendation and communicates the basis for its determination to shareholders. The Arkansas Articles do not require a greater shareholder vote for dissolution.

S. *Interested Director Transactions*. Under both Arkansas and Delaware law, certain contracts or transactions in which one or more of a corporation's directors has an interest are not void or voidable simply because of such interest, provided that certain conditions are met, such as obtaining required disinterested board approval, fulfilling the requirements of good faith and full disclosure, or proving the fairness of the transaction. With minor exceptions, the conditions are similar under Arkansas and Delaware law.

T. *Loans to Officers and Employees*. Under Delaware law, a Delaware corporation may make loans to, guarantee the obligations of, or otherwise assist its officers or other employees and those of its subsidiaries (including directors who are also officers or employees) when such action, in the judgment of the directors, may reasonably be expected to benefit the corporation. Under Arkansas law, any loan or guaranty to or for the benefit of a director of a corporation requires either (i) the approval of a majority of votes represented by outstanding voting shares excluding the shares of the director to be benefited or (ii) a determination by the board of directors that the loan or guarantee benefits the corporation and the approval of the specific loan or a general plan authorizing loans and guarantees. Arkansas law does not expressly limit or prohibit a corporation from making a loan to or guaranteeing the obligation of its officers or other employees and those of its subsidiaries. Both SWN Arkansas and SWN Delaware (assuming the Reincorporation is consummated) are prohibited from making loans to their respective executive officers and directors pursuant to Section 402 of the Sarbanes-Oxley Act of 2002.

U. *Shareholder Derivative Suits*. Under Delaware law, a shareholder may bring a derivative action on behalf of the corporation only if the shareholder was a shareholder of the corporation at the time of the transaction in question or if his, her or its stock thereafter devolved upon him, her or it by operation of law. Arkansas law provides that a shareholder may bring a derivative action on behalf of the corporation only if the shareholder was a shareholder of the corporation at the time of the transaction in question or he, she or it became a shareholder through transfer by operation of law from one who was a shareholder at that time.

III. Legal Discussion

A. Rule 144

If the Reincorporation does not require registration of Delaware Common Stock under the Securities Act, the Delaware Common Stock so issued should not constitute "restricted securities" for purposes of Rule 144 under the Securities Act if shares are not issued in exchange for "restricted securities" of the Company currently outstanding. Taking into account that (i) full and fair disclosure of the impact of the Reincorporation on shareholders' rights was required by the proxy rules and did not depend on the application of the registration requirements of the Securities Act, (ii) the changes the Company will make to its charter in connection with the Reincorporation could be effectuated under Delaware law at a later date through charter amendments adopted with the same shareholder approval (to which the registration provisions of the Securities Act would not apply), (iii) the Reincorporation does not involve any combination of interests or assets or acquisition of securities or any change of the capital structure of SWN Arkansas, pursuant to which present economic interests of SWN Arkansas shareholders will be altered and (iv) the Staff has issued "no action" letters (discussed more fully below) with respect to the exception provided under Rule 145(a)(2) for mergers or consolidations where "the sole purpose of the transaction is to change an issuer's domicile solely within the United States," it is my opinion that the Reincorporation Merger constitutes a "change of domicile" merger within the meaning of Rule 145(a)(2) and it can be completed without registration of Delaware Common Stock under the Securities Act.

The Staff has long recognized that a variety of changes may be effected as part of, or along with, a reincorporation merger, while still being within the scope of the "change of domicile" provisions of Rule 145(a)(2) and without the transaction being subject to registration under the Securities Act. See Release No. 33-5463, February 28, 1974; Division of Corporation Finance's Interpretations of Rule 145 and Related Matters, Part II, Illustration B. Publicly available responses of the Staff to requests for "no-action" or interpretive advice support the opinion that "the sole purpose of the [Reincorporation] is to change an issuer's domicile solely within the United States" within the meaning of the last clause of Rule 145(a)(2). Several no-action letters recognize that, due to differences between the general corporation laws of the various states, every change in corporate domicile from one state to another necessarily involves changes in the interests of shareholders. For example, no-action letters of the Staff in Russell Corporation (available March 18, 2004) ("*Russell*"), Adolph Coors Company (available August 25, 2003) ("*Coors*"), General Electric Capital Corporation (available July 26, 2000) ("*GE Capital*"), Cygnus Therapeutic Systems (available May 6, 1994) ("*Cygnus*"), Community Financial Corporation (available July 1, 1996), The Clothestime, Inc. (available May 16, 1991) ("*Clothestime*"), Applied Materials, Inc. (available April 16, 1987) ("*Applied Materials*"), Lorimar-Telepictures Corporation (available November 14, 1986) ("*Lorimar*"), H.F. Ahmanson and Company (available May 9, 1986), InterWest Corp. (available January 20, 1986), Webb Resources, Inc. (available August 9, 1977) and Savin Business Machines Corporation (available August 24, 1973) recognize certain inherent differences arising from reincorporation in Delaware, including: (1) the elimination of mandatory cumulative voting; (2) the elimination of dissenters' appraisal rights in certain mergers and other reorganizations; (3) the ability under certain circumstances to pay dividends despite a lack of surplus; (4) the elimination of the shareholders' right to call a special meeting of the shareholders; (5) the requirement that in certain circumstances a director can be removed only for cause; and (6) different provisions regarding loans to officers and directors.

Prior "no action" letters have confirmed that the Rule 145(a)(2) exception applies where the change in domicile is accompanied by revisions of the company's charter provisions that could also have been effected by charter amendments in the prior state of incorporation and that registration under the Securities Act is not required under such circumstances. See, e.g., Lorimar, Marantz Company Inc. (available June 17, 1986) ("*Marantz*"), The Time Mirror Company (available February 14, 1986) ("*Times Mirror*"), Worthington Industries, Inc. (available September 8, 1986) ("*Worthington*"), The Caterpillar Tractor Company (available February 10, 1986) ("*Caterpillar*"), Langley (available February 28, 1983) and Wavetek (available April 25, 1980) ("*Wavetek*"). Furthermore, as demonstrated by these no-action letters, on numerous occasions the Staff has taken a "no action" position confirming that the Rule 145(a)(2) exception is also available where a change in the state of domicile is accompanied by significant revisions in the company's charter and bylaws, even though such changes could not necessarily have been accomplished under the laws of the company's prior state of incorporation. See, e.g., GE Capital, Cygnus, Lorimar, The Clorox Company (available September 29, 1986), Marantz, Times Mirror, Caterpillar and Wavetek.

All of the material features of the proposed Reincorporation described herein are substantially similar to the material features of several of the reincorporation transactions described in the no-action letters cited above. The no-action letters referred to above, as well as others not cited in this request, recognize that organic corporate changes, including changes substantially similar to those contemplated by SWN Arkansas, may accompany a change of domicile merger to which the Rule 145(a)(2) exception applies.

There appears to be no sound reason to deem the Delaware Common Stock to be "restricted securities" as the practical effect of this position would be to require registration of the issuance of shares in the Reincorporation. Many of the no-action letters referred to above have explicitly taken the position that the shares of the successor company in a reincorporation merger are not "restricted securities." Indeed, by virtue of the exception to paragraph (a)(2), Rule 145 appears to recognize that, in these circumstances, the survivor shares are for all practical purposes the shares of its predecessor and do not become "restricted securities" for purposes of Rule 144. See, e.g., Russell, Coors, Clayton Homes, C. Brewer Homes, Vertipile, Clothestime, Applied Materials, Lorimar and Worthington.

In connection with the sales of "restricted securities" of the Company existing prior to the Effective Time, Rule 144 under the Securities Act provides a safe harbor for sales of "restricted securities" and sales of other securities by and for the account of "affiliates" of the issuer. One of the prerequisites for a person to be able to utilize the safe harbor of Rule 144 is that there be current public information available with respect to such issuer. Rule 144(c)(1) requires, for the safe harbor to be available, the issuer to have been subject to the reporting requirements of the Exchange Act for a period of 90 days immediately preceding the sale of securities by the person seeking to utilize the safe harbor of Rule 144, and to have filed all reports required to be filed under the Exchange Act during the 12 months preceding the sale of securities, or such shorter time as the issuer was required to file such reports. Immediately after the Effective Time, SWN Delaware will not be able to satisfy these provisions.

Inasmuch as, (i) immediately after the Effective Time, SWN Delaware will have, on a consolidated basis, the same assets, business and operations as SWN Arkansas prior to the Effective Time and (ii) SWN Arkansas has been subject to and has complied with the reporting requirements of Section 13 of the Exchange Act during the past 12 months, for purposes of Rule 144, SWN Delaware should be deemed, immediately after the Effective Time, to have complied with the public information requirements of Rule 144(c)(1). I respectfully request your concurrence in this opinion and your advice that the Staff will not recommend any enforcement action if the Reincorporation Merger is effected in conformance therewith. The Staff has taken similar positions in the context of transactions similar to the Reincorporation. See, e.g., Russell, Coors, GE Capital, Payless, Lexmark International Group, Inc. (available March 14, 2000), IPC Information Systems, Inc. (available May 20, 1999), Quality Food Centers Inc. (available August 26, 1997), Boston Edison, Proler International Corp. (available March 8, 1996) ("*Proler*"), and Interstate Bakeries Corporation (available May 18, 1990).

Finally, I request advice confirming my opinion that current holders of "restricted stock," including "affiliates" of SWN Arkansas, will be permitted to "tack" the holding period of their Arkansas Common Stock to that of their Delaware Common Stock for purposes of determining their holding period under Rule 144(d), and that the Reincorporation Merger will not impact the holding period calculations of such holders, including affiliates, for purposes of sales pursuant to Rule 144. The Staff has taken similar positions with respect to "tacking" under Rule 144 in the context of transactions similar to the Reincorporation. See, e.g., Coors, Proler, MapInfo Corporation (available August 6, 1997), Clayton Homes and C. Brewer Homes.

B. Rule 414

The Company has (i) six employee benefits plans: the 2004 Stock Incentive Plan, the 2002 Employee Stock Incentive Plan, the 2000 Stock Incentive Plan, the 1993 Stock Incentive Plan, the 1993 Stock Incentive Plan for Outside Directors and the SWN Arkansas 401(k) Savings Plan, and (ii) issued and outstanding stock options and shares of restricted stock that were awarded to employees outside of the employee benefit plans, as to which it maintains effective registration statements on Form S-8 (File No. 333-125714, filed June 5, 2005; File No. 333-121720, filed December 29, 2004; File No. 333-110140, filed October 31, 2003; File No. 333-1011160, filed November 12, 2002; File No. 333-100702, filed October 24, 2002; File No. 333-69720, filed September 20, 2001; File No. 333-42494, filed July 28, 2000 ; File No. 333-96161, filed February 4, 2000; File No. 333-64961, filed September 30, 1998; File No. 333-03787, filed May 15, 1996; File No. 333-03789, filed May 15, 1996, collectively, the "*Form S-8 Registration Statements*" and together with the 2005 Form S-3, the "*Registration Statements*"). Pursuant to the Reincorporation Merger, SWN Delaware will succeed to the rights and obligations of SWN Arkansas with respect to the Registration Statements, and SWN Delaware intends to file with the Commission post-effective amendments to the Registration Statements pursuant to Rule 414(d) of the Securities Act adopting the Registration Statements. In accordance with Rule 414(d), such post-effective amendments will set forth any additional information necessary to keep the Registration Statements from being misleading in any material respect.

Rule 414, promulgated under Regulation C of the Securities Act, provides that if an issuer has been succeeded by another issuer incorporated under the laws of another state for the purpose of changing the state of incorporation or form of organization of the enterprise, the registration statement of the predecessor issuer will be deemed to be the registration statement of the successor issuer for the purpose of continuing the offering covered by such registration statement if: (a) immediately prior to the succession, the successor issuer has no assets or liabilities other than nominal assets or liabilities, (b) the succession was effected by a merger pursuant to which the successor issuer acquired all of the assets and assumed all of the liabilities and obligations of the predecessor, (c) the succession was approved by the security holders of the predecessor issuer at a meeting for which proxies were solicited pursuant to Section 14(a) of the Exchange Act or information was furnished to such security holders pursuant to Section 14(c) of the Exchange Act, and (d) the successor issuer has filed an amendment to the registration statement of the predecessor issuer expressly adopting such statements as its own registration statements for all purposes of the Securities Act and the Exchange Act.

In connection with the Reincorporation, all the conditions enumerated in Rule 414 will be satisfied under the terms and provisions of the Merger Agreement: (i) prior to the Reincorporation, SWN Delaware will have no assets or liabilities (other than nominal assets and liabilities), (ii) pursuant to the Reincorporation Merger, SWN Delaware will acquire all of the assets and assume all of the liabilities and obligations of SWN Arkansas, (iii) the Reincorporation was subject to shareholder approval at the Annual

Meeting for which proxies were solicited pursuant to Section 14(a) of the Exchange Act, and (iv) SWN Delaware will file post-effective amendments expressly adopting the Registration Statements as its own for all purposes of the Securities Act and the Exchange Act.

On numerous occasions the Staff has taken a "no-action" position confirming that Rule 414 is applicable in situations similar to the Reincorporation. See, e.g., Russell, Coors, Clayton Homes, Inc. (available September 26, 1996) ("*Clayton Homes*"), C. Brewer Homes, Inc. (available July 22, 1994) ("*C. Brewer Homes*"), Cygnus, Clothestime, Borland International, Inc. (available November 1, 1989), Vertipile, Inc. (available July 8, 1987) ("*Vertipile*"), Worthington, Greiner Engineering Inc. (available August 4, 1986), The Limited, Inc. and the Limited Store, Inc. (available September 24, 1982) ("*The Limited*"), Topps & Trowers (available April 13, 1979), Trans World Airlines, Inc. (available November 13, 1978), and Limited Gas Pipeline Company (available September 6, 1976).

Accordingly, I request that the Staff concur with my opinion that re-registration under the Securities Act will not be required as a consequence of the Reincorporation Merger and that, instead, SWN Delaware may be considered a "successor issuer" of SWN Arkansas for purposes of Rule 414 and may file post-effective amendments to the Registration Statements, as contemplated by Rule 414(d).

C. Eligibility for Form S-3 and S-4

The Form S-3 reporting requirements are designed to ensure that information concerning the issuer has been available for a period of time sufficient to enable those purchasing securities of such issuer to have had an opportunity to examine that information adequately. General Instruction I.A.7 to Form S-3 under the Securities Act deems a "successor registrant" to have met the conditions for eligibility to use a Form S-3 set forth in General Instruction I.A. 1, 2, 3 and 5 to Form S-3 if (i) its predecessor and it, taken together, meet such conditions, (ii) the succession was primarily for the purpose of changing the state of incorporation of the predecessor or forming a holding company, and (iii) the assets and liabilities of the successor at the time of succession were substantially the same as those of the predecessor. The Company currently meets the conditions set forth in General Instructions I.A. 1, 2, 3 and 5 of the General Instructions to Form S-3.

SWN Delaware should be deemed to be a "successor registrant" of SWN Arkansas, within the meaning of the word "successor" as such term is defined by Rule 405 under the Securities Act (Rule 405 defines the term "successor" to mean a company that has directly acquired "the assets comprising a going business, whether by merger, consolidation, purchase, or other direct transfer"). As a "successor registrant" to SWN Arkansas, SWN Delaware will meet all three conditions for Form S-3 eligibility set forth in General Instruction I.A.7. SWN Arkansas and SWN Delaware, taken together, meet the conditions for eligibility to use Form S-3. The proposed succession of SWN Delaware to the business, assets and liabilities of SWN Arkansas will be primarily for the purpose of changing the state of incorporation of SWN Arkansas. Finally, as previously discussed, the consolidated assets and liabilities of SWN Delaware immediately after the Effective Time will be the same as the consolidated assets and liabilities of SWN Arkansas immediately prior to the Effective Time.

Accordingly, I am of the opinion that, after the Effective Time, SWN Delaware will be entitled to take into account SWN Arkansas' reporting history prior to the Effective Time in determining whether SWN Delaware is eligible to use Form S-3. Following consummation of the Reincorporation Merger, SWN Delaware also should be permitted to rely on the prior reporting history and financial data of SWN Arkansas for purposes of making the determination that SWN Delaware "meets the requirements for use of Form S-3" as such term is used in General Instructions B.1.(a) and B.1.(b) of Form S-4 for any registration statement on Form S-4. The Commission has taken similar positions with respect to the eligibility for the use of Forms S-3 and S-4 in the context of transactions similar to the Reorganization Merger. See, e.g., Russell, Coors, GE Capital, Payless ShoeSource, Inc. (available April 20, 1998) ("*Payless*"), The Lincoln Electric Company (available April 17, 1998) ("*Lincoln*"), Quality Food Centers, Inc. (available August 26, 1997), Boston Edison Company (available February 24, 1997), National Securities Corporation (available February 6, 1997), Pennsylvania Power & Light Company (available March 3, 1995), Washington Mutual Savings Bank (available August 22, 1994), and The Limited.

E. Rule 12g-3

Rule 12g-3(a) under the Exchange Act provides that where, in connection with a succession by merger, consolidation, exchange of securities or acquisition of assets, securities of an issuer, not previously registered pursuant to Section 12 of the Exchange Act, are issued to the holders of any securities of another issuer which is registered pursuant to Section 12, the class of securities so issued in the succession transaction shall be deemed to be registered pursuant to Section 12 unless, upon consummation of the succession, (i) such new class is exempt from Section 12 registration other than by Rule 12g3-2, (ii) all securities of the subject class are held of record by less than 300 persons, or (iii) the securities issued in connection with the succession were registered on Form F-8 or Form F-80. None of these exceptions as set forth in Rule 12g-3 will apply in the case of the Reincorporation Merger. A "succession" is defined in Rule 12b-2 as the "direct acquisition of assets comprising a going business, whether by merger, consolidation, purchase or other direct transfer." Rule 12g-3(f) further provides that successor issuers are required to indicate in a current report on Form 8-K the paragraph of Section 12 of the Exchange Act under which the class of securities issued by the successor issuer is deemed registered.

The Arkansas Common Stock (and the associated Arkansas Rights) are currently registered pursuant to Section 12(b) of the Exchange Act. As explained above, the Reincorporation Merger should constitute a "succession" for purposes of Rule 12g-3(a) under the Exchange Act. Therefore, I respectfully request that the Staff concur with the opinion that upon consummation of the Reincorporation Merger, the Delaware Common Stock (and the associated Delaware Rights) will be deemed registered under Section

12(b) of the Exchange Act by virtue of the operation of Rule 12g-3 thereunder. Promptly following the Effective Time, SWN Delaware will file a Form 8-K which indicates that the Delaware Common Stock (including the associated Delaware Rights) is deemed to be registered under Section 12(b) of the Securities Act by operation of Rule 12g-3(a). The Staff has taken similar positions with respect to Rule 12g-3 in the context of transactions similar to the Reorganization. See, e.g., Russell, Coors, GE Capital, Payless, Lincoln, America West Airlines, Inc. (available April 25, 1996) and Proler.

G. Commission File Number

In Exchange Act Release No. 34-38850 (July 18, 1997), the Commission eliminated Form 8-B, which pertains to the registration of securities of certain successor issuers under Sections 12(b) and 12(c) of the Exchange Act, effective September 2, 1997. In connection with such action, the Commission adopted amendments to Rule 12g-3 under the Exchange Act to include any transactions or securities that previously were covered by Form 8-B, but not by Rule 12g-3. Under Rule 12g-3 as amended, the securities of a successor to an issuer whose securities are registered under Section 12(b) also will be deemed registered under Section 12(b) and listed on the same national securities exchange. Under this Rule, successor issuers automatically inherit the Exchange Act reporting obligations of their predecessors and file a Form 8-K to note the succession.

In this regard, the Commission normally assigned a "Commission File Number" to registrants at the time they file a Form 8-A or Form 8-B for purposes of Exchange Act reporting purposes. The Release discussed above did not specifically address how, in light of the elimination of Form 8-B, a Section 12(b) successor registrant would obtain a Commission File Number. However, in telephone interpretative guidance released in March 1999 with respect to the succession of an issuer pursuant to Rule 12g-3 under the Exchange Act, the Staff stated that "[t]he securities of a successor issuer described in Rule 12g-3 are deemed to be registered under Section 12 by operation of law, and no Exchange Act registration statement on Form 8-A or any other form therefore need be filed. The successor must file a Form 8-K with respect to the succession transaction using the predecessor's file number. After the Form 8-K is filed, a new file number will be generated for the successor company." The interpretative guidance did not specifically address if a Section 12(g) successor registrant could succeed to the Commission File Number of its predecessor.

Because SWN Delaware will be the successor to SWN Arkansas, I respectfully request that the Commission concur with the opinion that, at the Effective Time, SWN Delaware will assume and use the Commission File Number currently used by SWN Arkansas. The Staff has taken similar positions with respect to transactions similar to the Reincorporation. See, e.g., Russell, Coors, Payless, Startec Global Communications Corporation (available July 1, 1998).

IV. Conclusion

I respectfully request the concurrence of the Staff in each of the opinions listed above. If the Staff disagrees with any of such opinions, I respectfully request an opportunity to discuss the matter with the Commission prior to any written response to this letter. If you should have any questions or if you require additional information, please contact the undersigned at (281) 618-4859.

As required by the Securities Act Release No. 33-6269, seven copies of this letter are being submitted herewith.

Very truly yours,

Trecia M. Canty
Senior Attorney &
Assistant Secretary

Cc: Greg D. Kerley
Executive Vice President &
Chief Financial Officer

Mark K. Boling,
Executive Vice President,
General Counsel & Secretary